                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                        WORKGROUP TECHNOLOGY CORPORATION
                        --------------------------------
                       (Name of Subject Company (Issuer))

                                  SOFTECH, INC.
                            SOFTECH ACQUISITION CORP.
                             GREENLEAF CAPITAL, INC.
                               WILLIAM D. JOHNSTON
                        --------------------------------
                       (Name of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                      -------------------------------------
                         (Title of Class of Securities)

                                   980903 20 7
                                  -------------
                                 (Cusip Number)

                               JOSEPH P. MULLANEY
                      PRESIDENT AND CHIEF OPERATING OFFICER
                                  SOFTECH, INC.
                                2 HIGHWOOD DRIVE
                               TEWKSBURY, MA 01876
                                 (781) 890-8373
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                            CALCULATION OF FILING FEE
                 ----------------------------------------------

Transaction Valuation:     $3,753,872.*      Amount of Filing Fee:     $346.**

* For purposes of calculating the filing fee only. The calculation of the transaction valuation assumes the purchase of 1,841,121 outstanding shares of Common Stock, par value $.01 per share, of Workgroup Technology Corporation at a purchase price of $2.00 per share, net to the seller in cash, without interest. The transaction valuation also includes the offer price of $2.00 less $1.26, which is the average exercise price per share for those options with an exercise price of less than the offer price multiplied by 96,797, the estimated number of options with an exercise price less than the offer price.

** The amount of the filing fee calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on October 18, 2002 equals 0.0092% of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and its date of filing.

      Amount previously paid:    Not applicable.

      Filing Party:              Not applicable.

      Form or registration No.:  Not applicable.

      Date Filed:                Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   third party tender offer subject to Rule 14d-1.

      [ ]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [X]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

CUSIP NO. 980903-20-7                 13D/A

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
       ONLY)

       SofTech, Inc.
       04-2453033

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)   [x]

                                                                       (b)   [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*                                                   WC, AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(D) OR 2(E)                                         [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Massachusetts

    NUMBER OF     7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY         129,501
    OWNED BY
      EACH        8    SHARED VOTING POWER
    REPORTING
     PERSON            1,031,966(1)/1,398,349(2)
      WITH
                  9    SOLE DISPOSITIVE POWER

                       129,501

                  10   SHARED DISPOSITIVE POWER

                       1,031,966(1)/1,398,349(2)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       SofTech, Inc.              1,031,966(1)/1,398,349(2)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56%(3)

14     TYPE OF REPORTING PERSON*                                              CO

CUSIP NO. 980903-20-7                 13D/A

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       SofTech Acquisition Corp.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)   [x]

                                                                       (b)   [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*                                                   WC, AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(D) OR 2(E)                                         [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

    NUMBER OF     7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY         0
    OWNED BY
      EACH        8    SHARED VOTING POWER
    REPORTING
     PERSON            1,031,966(1)/1,398,349(2)
      WITH
                  9    SOLE DISPOSITIVE POWER

                       0

                  10   SHARED DISPOSITIVE POWER

                       1,031,966(1)/1,398,349(2)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       SofTech Acquisition Corp.  1,031,966(1)/1,398,349(2)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56%(3)

14     TYPE OF REPORTING PERSON*                                              CO

CUSIP NO. 980903-20-7                 13D/A

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Greenleaf Capital, Inc.
       38-3309224

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A)   [x]

                                                                       (B)   [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*                                                       WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(D) OR 2(E)                                                     [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Michigan

    NUMBER OF     7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY         0
    OWNED BY
      EACH        8    SHARED VOTING POWER
    REPORTING
     PERSON            1,031,966(1)/1,398,349(2)
      WITH

                  9    SOLE DISPOSITIVE POWER

                       0

                  10   SHARED DISPOSITIVE POWER

                       1,031,966(1)/1,398,349(2)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Greenleaf Capital, Inc.    1,031,966(1)/1,398,349(2)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56%(3)

14     TYPE OF REPORTING PERSON*                                              CO

CUSIP NO. 980903-20-7                 13D/A

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       William D. Johnston

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)   [x]

                                                                       (b)   [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*                                                       AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(D) OR 2(E)                                                     [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

    NUMBER OF     7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY         0
    OWNED BY
      EACH        8    SHARED VOTING POWER
    REPORTING
     PERSON            1,031,966(1)/1,398,349(2)
      WITH

                  9    SOLE DISPOSITIVE POWER

                       0

                  10   SHARED DISPOSITIVE POWER

                       1,031,966(1)/1,398,349(2)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       William D. Johnston        1,031,966(1)/1,398,349(2)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56%(3)

14     TYPE OF REPORTING PERSON*                                              IN


(1) Beneficial ownership of the shares of common stock is being reported hereunder because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Merger Agreement and Stockholders Agreement described in Item 4 hereof. For purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, such beneficial ownership is expressly disclaimed, except to the extent of its respective pecuniary interest therein, if any, or as otherwise described in this Schedule 13D.

(2) Reflects the exercise of the Purchase Option described in Item 4 hereof.

(3) The calculation of the foregoing percentage is based upon the number of shares of common stock of Workgroup Technology Corporation outstanding as of November 8, 2002.

      This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by SofTech Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of SofTech, Inc., a Massachusetts corporation ("SofTech"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Workgroup Technology Corporation, a Delaware corporation (the "Issuer"), that are not owned by the Purchaser, SofTech or their affiliates, at a purchase price of $2.00 per share, net to the seller in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase dated November 20, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and which, collectively with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the "Offer), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed jointly by SofTech and Purchaser.

      In accordance with Instruction G to Schedule TO, this Schedule TO also amends the Schedule 13D/A of SofTech, Purchaser, Greenleaf Capital, Inc. and William D. Johnston (the "Reporting Persons") filed with the Securities and Exchange Commission on November 15, 2002 (the "Schedule 13D"). Greenleaf Capital, Inc. is a significant shareholder, lender and financial advisor to SofTech. William D. Johnston is the Chairman of the Board of Directors of SofTech and is the President and sole shareholder of Greenleaf Capital, Inc. Mr. Johnston has served as a director of SofTech since September 1996.

      The information contained in this Schedule TO and Schedule 13D concerning each filing party was supplied by such filing party and no other filing party takes responsibility for the accuracy of such information.

      Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

ITEM 1. SUMMARY TERM SHEET.

      The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The subject company and the issuer of the securities subject to the Offer is Workgroup Technology Corporation, a Delaware corporation. Its principal executive office is located at One Burlington Woods Drive, Burlington, Massachusetts 01803 and its telephone number is (781) 270-2600.

      (b) This Statement relates to the Offer by the Purchaser to purchase all issued and outstanding Shares for $2.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

      (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in the section entitled "Price Range of the Shares; Dividends on the Shares" in the Offer to Purchase and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

      (a), (b), (c) (1), (c)(2) and (c)(5) The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser" and Schedule I to the Offer to Purchase is incorporated herein by reference.

      (c)(3). To the best knowledge of SofTech and Purchaser, no person listed in Schedule I of the Offer to Purchase has, during the past 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (c)(4). To the best knowledge of SofTech and Purchaser, no person listed in Schedule I of the Offer to Purchase has, during the past 5 years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION.

      (a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment of Shares," "Procedure for Tendering Shares," "Withdrawal Rights," "Certain United States Federal Income Tax Consequences" and "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration" is incorporated herein by reference.

      (a)(1)(ix), (xi)  Not applicable.

      (a)(2)(i)-(v), (vii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration," "Certain United States Federal Income Tax Consequences," "Background of the Offer," "Purpose of the Offer; Plans for the Company" and "The Merger Agreement and Other Agreements" is incorporated herein by reference.

      (a)(2)(vi)  Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (a), (b) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser," "Background of the Offer," "Purpose of the Offer; Plans for the Company" and "The Merger Agreement and Other Agreements" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a), (c)(1), (3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for the Company", "Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration" and "The Merger Agreement and Other Agreements" is incorporated herein by reference.

      (c)(2)  None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a), (b) and (d) The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a), (b) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser," "Background of the Offer" and "The Merger Agreement and Other Agreements" is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser," "Background of the Offer," "Fees and Expenses" and "The Merger Agreement and Other Agreements" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

      Not applicable, because (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition, and (c) the offer is for all outstanding securities of the subject class.

ITEM 11. ADDITIONAL INFORMATION.

      (a)(1) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser" and "The Merger Agreement and Other Agreements" is incorporated herein by reference.

      (a)(2), (3) The information set forth in the section of the Offer to Purchase entitled "Certain Conditions of the Offer," "Certain Legal Matters," and "The Merger Agreement and Other Agreements" is incorporated herein by reference.

      (a)(4) The information set forth in the section of the Offer to Purchase entitled "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration" and "Certain Legal Matters" is incorporated herein by reference.

      (a)(5)  None.

      (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)   Offer to Purchase.

(a)(1)(B)   Letter of Transmittal.

(a)(1)(C)   Notice of Guaranteed Delivery.

(a)(1)(D)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees.

(a)(1)(E)   Letter to Clients for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.

(a)(5)(A)   Press Release issued by SofTech, Inc. on November 13, 2002
            (incorporated by reference from Schedule TO-C, as filed by SofTech, Inc. on November 13, 2002).

(a)(5)(B)   Joint Press Release issued by SofTech, Inc. and Workgroup Technology
            Corporation on November 20, 2002.

(a)(5)(C)   Summary Advertisement as published in the Wall Street Journal on
            November 20, 2002.

(d)(1)      Confidentiality Agreement, dated October 16, 2002, by and between
            SofTech, Inc. and Workgroup Technology Corporation. (Incorporated by reference to Exhibit 99.1 to Schedule 13D/A of the Reporting
            Persons, filed on November 15, 2002.)

(d)(2)      Letter Agreement, dated October 25, 2002, by and between SofTech,
            Inc. and Workgroup Technology Corporation. (Incorporated by reference to Exhibit 99.2 to Schedule 13D/A of the Reporting
            Persons, filed on November 15, 2002.)

(d)(3)      Promissory Note, dated September 13, 2001, by and between SofTech,
            Inc. and Greenleaf Capital, Inc. (Incorporated by reference to
            Exhibit 10.2 to SofTech's Annual Report on Form 10-K for its fiscal year ended March 31, 2001, filed on September 13, 2001.)

(d)(4) Amendment to Promissory Note, dated as of November 8, 2002, by and between

            SofTech, Inc. and Greenleaf Capital, Inc. (Incorporated by reference to Exhibit 99.4 to Schedule 13D/A of the Reporting Persons, filed on November 15, 2002.)

(d)(5)      Promissory Note (Revolving Line of Credit), dated September 15,
            2000, by and between SofTech, Inc. and Greenleaf Capital, Inc.
            (Incorporated by reference to Exhibit 10.3 to SofTech's Annual
            Report on Form 10-K for its fiscal year ended March 31, 2001, filed on September 13, 2001.)

(d)(6) Agreement and Plan of Merger, dated as of November 13, 2002, by and among SofTech, Inc., SofTech Acquisition Corp. and Workgroup
            Technology Corporation. (Incorporated by reference to Exhibit 99.6 to Schedule 13D/A of the Reporting Persons, filed on November 15,
            2002.)

(d)(7) Stockholders Agreement, dated as of November 13, 2002, by and among SofTech, Inc., SofTech Acquisition Corp. and certain stockholders of
            Workgroup Technology Corporation set forth in Schedule 1 thereto.
            (Incorporated by reference to Exhibit 99.7 to Schedule 13D/A of the Reporting Persons, filed on November 15, 2002.)

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: November 20, 2002

                                         SOFTECH, INC.

                                         /s/ Joseph P. Mullaney
                                         ---------------------------------------
                                             Joseph P. Mullaney
                                             President and COO

                                         SOFTECH ACQUISITION CORP.

                                         /s/ Joseph P. Mullaney
                                         ---------------------------------------
                                             Joseph P. Mullaney
                                             President

                                         GREENLEAF CAPITAL, INC.

                                         /s/ William D. Johnston
                                         ---------------------------------------
                                             William D. Johnston
                                             President

                                         /s/ William D. Johnston
                                         ---------------------------------------
                                             William D. Johnston

                                  EXHIBIT INDEX

(a)(1)(A)   Offer to Purchase.

(a)(1)(B)   Letter of Transmittal.

(a)(1)(C)   Notice of Guaranteed Delivery.

(a)(1)(D)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees.

(a)(1)(E)   Letter to Clients for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.

(a)(5)(A)   Press Release issued by SofTech, Inc. on November 13, 2002
            (incorporated by reference from Schedule TO-C, as filed by SofTech, Inc. on November 13, 2002).

(a)(5)(B)   Joint Press Release issued by SofTech, Inc. and Workgroup Technology
            Corporation on November 20, 2002.

(a)(5)(C)   Summary Advertisement as published in the Wall Street Journal on
            November 20, 2002.

(d)(1)      Confidentiality Agreement, dated October 16, 2002, by and between
            SofTech, Inc. and Workgroup Technology Corporation. (Incorporated by reference to Exhibit 99.1 to Schedule 13D/A of the Reporting
            Persons, filed on November 15, 2002.)

(d)(2)      Letter Agreement, dated October 25, 2002, by and between SofTech,
            Inc. and Workgroup Technology Corporation. (Incorporated by reference to Exhibit 99.2 to Schedule 13D/A of the Reporting
            Persons, filed on November 15, 2002.)

(d)(3)      Promissory Note, dated September 13, 2001, by and between SofTech,
            Inc. and Greenleaf Capital, Inc. (Incorporated by reference to
            Exhibit 10.2 to SofTech's Annual Report on Form 10-K for its fiscal year ended March 31, 2001, filed on September 13, 2001.)

(d)(4) Amendment to Promissory Note, dated as of November 8, 2002, by and between SofTech, Inc. and Greenleaf Capital, Inc. (Incorporated by reference to Exhibit 99.4 to Schedule 13D/A of the Reporting
            Persons, filed on November 15, 2002.)

(d)(5)      Promissory Note (Revolving Line of Credit), dated September 15,
            2000, by and between SofTech, Inc. and Greenleaf Capital, Inc.
            (Incorporated by reference to Exhibit 10.3 to SofTech's Annual
            Report on Form 10-K for its fiscal year ended March 31, 2001, filed on September 13, 2001.)

(d)(6) Agreement and Plan of Merger, dated as of November 13, 2002, by and among SofTech, Inc., SofTech Acquisition Corp. and Workgroup
            Technology Corporation. (Incorporated by reference to Exhibit 99.6 to Schedule 13D/A of the Reporting Persons, filed on November 15,
            2002.)

(d)(7) Stockholders Agreement, dated as of November 13, 2002, by and among SofTech, Inc., SofTech Acquisition Corp. and certain stockholders of
            Workgroup Technology Corporation set forth in Schedule 1 thereto.
            (Incorporated by reference to Exhibit 99.7 to Schedule 13D/A of the Reporting Persons, filed on November 15, 2002.)